UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2018
Commission File Number: 001-34929

SodaStream International Ltd.
(Translation of Registrant’s Name into English)

Gilboa Street, Airport City
Ben Gurion Airport 7019900, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No ☑

EXPLANATORY NOTE
Pursuant to the notice of the special general meeting of shareholders (the “Special Meeting”) of SodaStream International Ltd. (“SodaStream”) that was published on August 28, 2018 and was attached as Exhibit 99.1 to SodaStream’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 28, 2018, SodaStream hereby furnishes the proxy statement and form of proxy card for the Special Meeting. The Special Meeting is scheduled to be held at the principal executive offices of SodaStream, located at Gilboa Street, Airport City, Ben Gurion Airport 7019900, Israel, on October 9, 2018 at 2:00 p.m. (Israel time). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.
The contents of this Form 6-K (including Exhibit 99.1 hereto) are hereby incorporated by reference in SodaStream’s registration statements on Form S-8 (File Nos 333-226420, 333-208811, 333-195578, 333-190655 and 333-170299).
Additional Information and Where to Find It
In connection with the Special Meeting, SodaStream will send to its shareholders of record as of the record date, and will forward for distribution to beneficial shareholders who hold SodaStream ordinary shares through a bank, broker or other nominee serving as a record holder as of the record date, the proxy statement describing the merger proposal to be voted upon at the meeting, as well as logistical information related to the meeting. Along with a proxy statement, SodaStream will also send and forward a proxy card or voting instruction form enabling shareholders to submit their votes on that proposal.
This communication is not a substitution for the proxy statement or for any other documents that SodaStream may furnish to the SEC or send to shareholders in connection with the proposed merger. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the proxy statement, and any other documents furnished by SodaStream to the SEC (when available), at the SEC’s website at www.sec.gov, the Israel Securities Authority’s website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange Ltd.’s website at http://maya.tase.co.il. Copies of documents furnished by SodaStream may also be obtained for free by submitting a request to Dotan Bar-Natan, General Counsel, at +972-3-976-2309, or at IR@sodastream.com.
Cautionary Note Regarding Forward-Looking Statements
Information provided in this Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. Forward-looking statements include, but are not limited to: statements about the expected timing of the acquisition, the satisfaction or waiver of any conditions to the proposed acquisition, and about SodaStream’s business and future prospects. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) SodaStream may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) an event, change or other circumstances may arise that could cause the termination of the merger agreement; (4) SodaStream and PepsiCo, Inc. may not recognize benefits as expected from the proposed merger; (5) the proposed merger may disrupt current plans and operations and may create potential difficulties in employee retention; (6) the proposed merger may negatively impact relationships with SodaStream’s commercial counter-parties and (7) other factors may imperil the consummation of the merger, which may result in the merger not being consummated within the expected time period or at all. For additional information about other risks to which SodaStream is subject, please see SodaStream’s filings with, and documents furnished to, the SEC, including its most recent annual report on Form 20-F (filed with the SEC on March 22, 2018) and subsequent Reports of Foreign Private Issuer on Form 6-K. SodaStream undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: September 12, 2018	By: /s/ Dotan Bar-Natan Dotan Bar-Natan General Counsel

EXHIBIT INDEX
Exhibit	Description
99.1	Proxy statement for a special general meeting of shareholders of SodaStream International Ltd. to be held on October 9, 2018.
99.2	Proxy card for a special general meeting of shareholders of SodaStream International Ltd. to be held on October 9, 2018.